UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Eagle Point Institutional Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Telephone Number (including area code):

(203) 340-8500

Name and address of agent for service:

Thomas P. Majewski

600 Steamboat Road, Suite 202

Greenwich, CT 06830

(Name and Address of Agent for Service)

COPIES TO:

Thomas J. Friedmann, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 (617) 728-7120	Jonathan H. Gaines, Esq. Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 (212) 641-5600

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the Township of Greenwich, in the State of Connecticut on the 1st day of December, 2021.

Eagle Point Institutional Income Fund

By:	/s/ Thomas P. Majewski
Thomas P. Majewski
Sole Trustee